UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1 )*

PTC Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0,001 par value per share

(Title of Class of Securities)

69366J200

(CUSIP Number)

HBM Healthcare Investments (Cayman) Ltd.

Governor Square, Suite #4-212-2

23 Lime Tree Bay Ave. West Bay

Grand Cayman, Cayman Islands

Telephone:  (345) 946-8002

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 29, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69366J200

1.	Name of Reporting Persons HBM Healthcare Investments (Cayman) Ltd. (“HBM”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands, British West Indies
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 1,743,717
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,743,717
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,743,717
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.2676%(1)
14.	Type of Reporting Person (See Instructions) CO

(1) This percentage is calculated based upon 33,102,647 shares of the Issuer’s Common Stock outstanding  at  the completion of the Issuer’s public offering on October 16, 2014 as described in the Prospectus Supplement filed  on October 10, 2014.

Explanatory Note:  This Amendment No. 1 to Schedule 13 D (this “Amendment No. 1”) is being filed as an amendment to the initial statement on Schedule 13 D relating to the Common Stock, par value $0.001 per share, of PTC Therapeutics, Inc., a Delaware corporation (the “Issuer”), as filed with the Securities and Exchange Commission (the “SEC”) on July 5, 2013 (the “origianal 13D”).

All capitalized terms not otherwise defined hererin shall have the meaning ascribed to the terms in the Original 13D.  The Original Schedule 13 D is hereby further amended and  remains in full force and effect.

Item 4.              Purpose of Transaction

The response set forth in Item 4 of Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of Item 4:

HBM sold an aggregate of 764,445 of Common Stock in open market transactions from December 17, 2013 through October 23, 2014 for gross proceeds of approximately $25,517,469.63.

Item 5.              Interest in Securities of the Issuer

(a)       – (b) As of this date of this filing, HBM directly beneficially owns 1,743,717 shares of Common Stock, which constitutes approximately 5.2676% of the Issuer’s Common Stock based upon 33,102,647 shares of the Issuer’s Common Stock outstanding as described in the Prospectus Supplement filed on October 10, 2014.

(c)                               The following is a list of the shares sold in multiple open market transactions.

Entity	Date of Transaction	Number of Shares Sold	Price Per Share
HBM Healthcare Investments (Cayman) Ltd.	December 17, 2013	66,667	$19.0817(1)
HBM Healthcare Investments (Cayman) Ltd.	August 14, 2014	41,495	$31.8716
HBM Healthcare Investments (Cayman) Ltd.	August 15, 2014	50,000	$33.4125
HBM Healthcare Investments (Cayman) Ltd.	August 18, 2014	25,000	$33.6720
HBM Healthcare Investments (Cayman) Ltd.	August 19, 2014	2,545	$33.4867
HBM Healthcare Investments (Cayman) Ltd.	August 25, 2014	22,455	$31.6701
HBM Healthcare	August 26, 2014	50,000	$32.2016

Entity	Date of Transaction	Number of Shares Sold	Price Per Share
Investments (Cayman) Ltd.
HBM Healthcare Investments (Cayman) Ltd.	August 28, 2014	9,142	$31.7486
HBM Healthcare Investments (Cayman) Ltd.	August 29, 2014	50,000	$31.4885
HBM Healthcare Investments (Cayman) Ltd.	September 2, 2014	700	$31,5634
HBM Healthcare Investments (Cayman) Ltd.	September 3, 2014	34,101	$31.3416
HBM Healthcare Investments (Cayman) Ltd.	September 4, 2014	22,927	$30.1117
HBM Healthcare Investments (Cayman) Ltd.	September 8, 2014	15,000	$31.8384
HBM Healthcare Investments (Cayman) Ltd.	September 8, 2014	10,000	$31.8808
HBM Healthcare Investments (Cayman) Ltd.	September 8, 2014	33,000	$31.3397
HBM Healthcare Investments (Cayman) Ltd.	September 8, 2014	10,000	$31.9123
HBM Healthcare Investments (Cayman) Ltd.	September 9, 2014	65,130	$35.1269
HBM Healthcare Investments (Cayman) Ltd.	October 3, 2014	22,176	$46.3562
HBM Healthcare Investments (Cayman) Ltd.	October 8, 2014	75,000	$39.4307
HBM Healthcare Investments (Cayman) Ltd.	October 16, 2014	12,500	$37.0878
HBM Healthcare Investments (Cayman) Ltd.	October 16, 2014	12,500	$36.5859
HBM Healthcare Investments (Cayman) Ltd.	October 17, 2014	25,000	$37.6888
HBM Healthcare Investments (Cayman) Ltd.	October 20, 2014	12,824	$37.3568
HBM Healthcare Investments (Cayman) Ltd.	October 20, 2014	21,083	$37.5585

Entity	Date of Transaction	Number of Shares Sold	Price Per Share
HBM Healthcare Investments (Cayman) Ltd.	October 21, 2014	200	$38.0000
HBM Healthcare Investments (Cayman) Ltd.	October 21, 2014	15,000	$37.6144
HBM Healthcare Investments (Cayman) Ltd.	October 22, 2014	15,000	$37.6531
HBM Healthcare Investments (Cayman) Ltd.	October 23, 2014	10,000	$37.9651
HBM Healthcare Investments (Cayman) Ltd.	October 23, 2014	15,000	$37.7759
HBM Healthcare Investments (Cayman) Ltd.	October 23, 2014	10,000	$38.0017
HBM Healthcare Investments (Cayman) Ltd	October 23, 2014	10,000	$38.1301

(1)      Represents the weighted average sales price for the price increments ranging from $18.70 to $19.65.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 27, 2014	HBM HEALTHCARE INVESTMENTS (CAYMAN) LTD.

	By:	/s/ Jean-Marc Lesieur
Name: Jean-Marc Lesieur
Title: Director